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January 26, 2011	direct dial 202 508 5820 direct fax 202 204 5620 JRappoport@kilpatricktownsend.com

Michael Clampitt, Esq.

Attorney Advisor

Securities and Exchange Commission

Washington, DC 20549

Re:	Fraternity Community Bancorp, Inc.

Registration Statement on Form S-1

Amendment Number 3

File Number 333-170215

Dear Mr. Clampitt:

On behalf of Fraternity Community Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-effective Amendment No. 2 to the Registration Statement on Form S-1 filed on January 4, 2011 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on January 13, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Comment No. 1:

How We determined the Offering Range, page 12

We note the paragraph bridging pages 3 and 4 regarding peer group selection. Where appropriate, with more detailed information in the body of the text as warranted, please explain the reasons for and consequences of choosing a peer group with a return on assets below the mean for “all publicly traded institutions.” Also explain for ordinary readers what you mean by “institutions.”

Response to Comment No. 1:

The requested disclosure has been provided on pages 4 and 119 of the prospectus.

Michael Clampitt, Esq.

January 26, 2011

Comment No. 2:

Advise us supplementally what the result would have been had Feldman Financial Advisors used the median return figure for all thrifts as a target for group selection.

Response to Comment No. 2:

Feldman Financial Advisors has advised us that the median earnings level for all publicly traded savings institutions as a selection threshold, the peer group would have encompassed a greater number of companies. The current procedures for conversion appraisals reviewed by the OTS require a comparable peer group of ten companies. The standard for selecting companies to include in the peer group is reasonable and justifiable similarity. The appraiser endeavored to select the ten companies that are most similar to Fraternity Federal and therefore represent the best comparables available. The appraiser believes that the inclusion of supplementary companies with more contrasting earnings fundamentals as those of Fraternity Federal necessitates a more subjective assessment of the differences in earnings fundamentals and the resulting valuation multiples that should be utilized in determining the pro forma market value of Fraternity Federal. Feldman Financial Advisors believes that the selection of a peer group with earnings higher than Fraternity Federal likely would not have resulted in any material change in the estimated pro forma market value.

While this information is provided for the benefit of the Commission staff in response to a comment, please be advised that Company does not believe disclosure of this information in the prospectus is appropriate. Such disclosure relates to a hypothetical result that could occur only if the appraiser were to utilize criteria that are not permitted under Office of Thrift Supervision (“OTS”) regulations and, in the view of the appraiser, are inconsistent with the criteria for peer group selection historically utilized by appraisers in mutual-to-stock conversions.

Specifically, please note 12 C.F.R. Section 563b.200(b)(6), which provides that:

(b) OTS will review the appraisal required by §563b.150(a)(2) in determining whether to approve your application. OTS will review the appraisal under the following requirements.

…

(6) If the appraisal is based on a comparison of your shares with outstanding shares of existing stock associations, the existing stock associations must be reasonably comparable in size, market area, competitive conditions, risk profile, profit history, and expected future earnings.

OTS regulations clearly require that appraisers not rely on a median return figure for all thrifts in selecting a peer group but instead use institutions with comparable risk profiles, profit histories and expected future earnings.

Moreover, while it may be the case that converting companies do not frequently disclose in the prospectus the criteria utilized in selecting the peer group, Feldman Financial Advisors believes that such criteria are typically disclosed in the underlying appraisals and that a review of appraisals filed as exhibits to mutual-to-stock conversion registration statements will reveal that the appraisers describe their criteria for selecting peer groups and that those criteria include the factors described in 12 C.F.R. Section 563b.200(b)(6).

In light of this, Feldman Financial Advisors believes that its methodology is the same as that utilized historically by other converting institutions subject to OTS oversight.

As a result, the Company respectfully submits that disclosure of what Feldman Financial Advisors’ conclusion might have been had it utilized a median performing peer group is misleading. The reason is that such methodology is not only hypothetical but is in fact not permitted under OTS appraisal guidelines. Providing speculative disclosure of the hypothetical outcome of utilizing an impermissible methodology would not be the type of accurate disclosure investors should receive in a prospectus.

Comment No. 3:

Please revise to give your company’s return on average assets for the past twelve months or otherwise revise to provide comparable data. Note also on page 12 at the first risk factors.

Response to Comment No. 3:

The requested disclosure has been provided on pages 4 and 12 of the prospectus.

Comment No. 4:

We have had losses and low earnings in recent periods…. page 12

It is unclear why, in order to illustrate your performance, you compare it to the peer group selected by Feldman Financial Advisors to determine the offering amount. You say elsewhere that Feldman selected the peer group based on performance lower than the mean for comparable companies. Please revise this risk factor to compare your return on average assets to the median for all similar companies regardless of performance, or tell us why this is not the most appropriate comparison.

Michael Clampitt, Esq.

January 26, 2011

Response to Comment No. 4:

The requested disclosure has been provided on page 12 of the prospectus.

Management’s Discussion and Analysis, page 44

Analysis and Nonperforming and Classified Assets, page 64

Comment No. 5:

We note your troubled debt restructurings of $1.6 million and your disclosure stating these loans pertain to one speculative construction loan and three owner-occupied one-to four-family loans. Given the significance of these restructured loans, please tell us and revising future filings to disclose the following:

•	A description of the key features of the modification including the significant terms modified and whether the modification is short-term or long-term;

•	Policy on how many payments the borrower needs to make before returning the loan to accrual status;

•	Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc.) and;

•	Your compliance with GAAP and other recent regulatory guidance in this area.

Response to Comment No. 5:

The requested disclosure has been provided on page 72 of the prospectus.

Comment No. 6:

As a related matter, we note your disclosure on page F-18 which states, “[t]he interest income which would have been recorded on TDRs if those loans had been handled in accordance with their contractual terms was no different for the nine months ended September 30, 2010 than the actual interest income recorded on those loans for the nine months ended September 30, 2010.” Please clarify the meaning of this disclosure in the document and tell us how much interest would have been recorded on TDRs and how much actual interest was recorded.

Response to Comment No. 6:

The requested disclosure has been provided on page 72 of the prospectus.

Michael Clampitt, Esq.

January 26, 2011

Analysis of Loan Loss Experience, page 71

Comment No. 7:

We note your revisions on page 72 which provides various details of your ten impaired loans totaling $3,862,474. Please tell us the following:

•	The date of the updated appraisals for the $495,000 loan and the two loans totaling $1,819,218 and if your quarterly internal valuations impacted the fair value computed;

•

If you utilized a third party appraisal in determining the fair value of the collateral underlying the $541,932 loan and if so, the date of the appraisal and if your quarterly internal valuations impacted the fair value computed. If a third party appraisal was not used on this property, please tell us how you determined the fair value of the collateral on the property; and

•	The discount rate used and the various other significant assumptions used in your discounted cash flow model utilized in determining the fair value of the three TDRs totaling $976,000.

Response to Comment No. 7:

The requested disclosure has been provided on pages 78 and 72 of the prospectus.

Comment No. 8:

As a related matter, if you used an appraisal or internal valuation to value an impaired loan that was greater than three months old, please tell us why you believed this was appropriate given the market conditions and declining sales values and what other compensating procedures or other actions you take on a consistent basis to determine the fair value of the collateral on any property and how this is considered and reflected in your financial statements.

Response to Comment No. 8:

The requested disclosure has been provided on page 78 of the prospectus.

* * * *

Michael Clampitt, Esq.

January 26, 2011

If you have any questions or further comments, please contact the undersigned at (202) 508-5820.

Very truly yours,

/s/ Joel E. Rappoport Joel E. Rappoport

Enclosures

cc:	Thomas K. Sterner, Fraternity Community Bancorp, Inc.

Babette Cooper, Securities and Exchange Commission

Amit Pande, Securities and Exchange Commission

David Lyon, Securities and Exchange Commission

Gary R. Bronstein, Esq.

Erich M. Hellmold, Esq.